Republic Power Group Limited

#04-09 Techplace II,
5008 Ang Mo Kio Ave 5
Singapore 569874

VIA EDGAR

March 30, 2026

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Charli Wilson
Jan Woo

Re:	Republic Power Group Limited
Registration Statement on Form F-1/A (File No. 333-294423)
Initially filed on March 18, 2026
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Republic Power Group Limited, a business company limited by shares organized under the laws of the British Virgin Islands (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form F-1, as amended, be accelerated so that it will become effective at 4:00 p.m. Eastern Time on March 31, 2026, or as soon thereafter as practicable.

Very truly yours,

/s/ Ziyang Long
Name:	Ziyang Long
Title:	Chief Executive Officer and Director